

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2017

Mr. James Dowd
Chief Financial Officer
Pathfinder Bancorp, Inc.
214 West First Street
Oswego, NY 13126

      Re: Pathfinder Bancorp, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed March 29, 2016
               File No. 001-36695

Dear Mr. Dowd:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Stephanie L. Sullivan

                            Stephanie L. Sullivan
                            Senior Assistant Chief Accountant
                            Office of Financial Services